TOWER ONE WIRELESS CORP.
Quarterly Report
September 30, 2020

MANAGEMENT DISCUSSION AND ANALYSIS

1.1	Date of Report November 30, 2020

The following amended management’s discussion and analysis (“MD&A”) has been prepared as of November 30, 2020 and should be read in conjunction with the consolidated financial statements and accompanying notes for the quarter ended September 30, 2020, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2        Nature of Business

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications real estate. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of September 30, 2020, the Company had a total of 10 signed master lease agreements (“MLAs”) with major MNOs in Argentina, Colombia and Mexico.  In Argentina, the Company had executed MLAs with Claro, Telecom and DirecTV. In Colombia, the Company had executed MLAs with Claro, Telefónica, Avantel, DirecTV and WOM. In Mexico, the Company had executed MLAs with Altan and AT&T.

Tower One Wireless Corp. (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 600 - 535 Howe Street Vancouver, BC V6C 2Z4.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS.  According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”).  Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer.  The condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 31, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina.  Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina.  At the time of the acquisition, Evotech had a MLA with a single MNO. The MLA in place allows for the Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA.  The Company has decided to divest itself of TCTS.

On April 3, 2018, the Company acquired a 90% ownership interest in Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”).  Mexmaken is a private company incorporated under the laws of the United Mexican State on September 9, 2015. In February of 2020, the shareholders of Mexmaken decided to change its legal name to “Tower One Wireless Mexico SA de CV”.

On March 1, 2019, the Company entered into an agreement to buy the remaining 30% ownership interest of TCTS from its previous shareholders for US$ 80,000. With this agreement, Tower One Wireless owns 100% of the shares of TCTS.
On August 1, 2019, the Company entered into a 50% joint venture with an international operator (the “JV Partner”) that has experience in running over 600 crews in their markets and installing Ericsson and Nokia equipment in Latin America. The strategic decision was made to enhance TCTS’s ability to provide quality service to its customers and to leverage on the expertise in managing construction crews efficiently. As part of the agreement, the JV Partner made an investment of US$250,000 into TCTS for a 50% ownership interest in the subsidiary. These funds were used for operations.
On October 18, 2019, the Company entered into a Share Purchase Agreement with the shareholder of Innervisions Telecom S.A.S. (“Innervisions”) to acquire the remaining 10% ownership interest, through its Colombian Subsidiary, Tower Three S.A.S. To obtain the 10% ownership interest, the Company received the remaining 300 shares in exchange for a purchase price of COP $7,000,000.

1.3        Overall Performance
Highlights during the quarter ending September 30, 2020:

•
As construction lockdowns that were generated by the pandemic begun to ease, the Company resumed construction. A total of 3 new towers were constructed during this quarter, and 1 new collocation was signed.

•	As of September 30, 2020, there were 22 sites under construction (1 in Argentina, 18 in Colombia and 3 in Mexico).
•
Following the sale of towers in Argentina and Mexico, the Company has a total of ninety two (92) completed wireless towers throughout Argentina, Colombia and Mexico, with twenty four (24) collocations hosting up to three (3) Mobile Network Operators per tower;.

•	Management continued to actively focus on capital raising to support the Company’s tower business and general working capital needs.

1.4    Results of Operations

Selected Quarterly Information and Results of Operations
	September 30, 2020 $	June 30, 2020 $	March 31, 2020 $	December 31, 2019 $	September 30, 2019 $
Revenue	542,323	4,150,141	2,634,786	(185,606)	841,491
Net loss from continuing operations	(1,858,471)	(1,371,737)	211,172	(4,272,091)	(2,578,192)
Basic and diluted loss per share from continuing operations	(0.00)	(0.00)	(0.00)	(0.09)	(0.02)
Cash	125,780	256,976	55,586	56,629	166,943
Total Assets	9,973,575	11,310,973	14,097,343	16,001,049	15,243,472
Non-Current Liabilities	1,670,462	4,029,920	4,020,786	4,284,401	1,894,082

Significant factors and trends that have impacted Tower One’s results during the quarters presented above include the following:

The impairment of investments in the total amount of $1,531,742 incurred in the fourth quarter of 2019 was a one-time expense; in 2018 the amount recorded in the fourth quarter related to impairment of investments was $2,358,674

During the quarter ended September 30, 2020, the Company incurred net loss from the operations of $(1,858,471) (September 30, 2019- net loss - $(2,578,192)). The result is mainly due to currency transaction loss of $ (400,950), salaries of $ (753,081) and interests of $ (295,336)

As at September 30, 2020, the Company had a negative working capital of $17,260,202 from continuing operations (2019 - $17,058,758) and an accumulated deficit of $25,492,478. The decrease in the working capital during the nine months period was a result of applying advances from customers due to the towers sold in Mexico ($2,696,377) that is being offset with a decrease in the Asset Held for Sale ($751,726) as the towers from Evotech committed in 2019 were delivered in 2020. In addition, the Bond payable was transferred from Non-Current Liabilities to Current Liabilities since the maturity date is on September 2021.

Total revenue decreased to $ 542,323 for the quarter ended September 30, 2020 compared to $ 841,491 for the quarter ended September 30,2019. The difference is a result of adjustments booked in Q3 2019 for T3 and Mexico in order to recognized the grace period from the contracts $109,292 and the revenue from TCTS booked in 2019 for $ 153,327 vs a zero balance as the company was not operative during the same period for 2020 due to the COVID-19

During the quarter ended September 30, 2020, the Company incurred professional fees in the amount of $210,914 (September 30, 2019 – $99,146) the main difference is due to an adjustment recorded in 2020 to reflect the accrued compensation accurately in addition to a reclassification from maintenance and operations.

During the quarter ended September 30, 2020, office and miscellaneous expenses decreased to $200,151 compared to $247,569 for the quarter ended September 30, 2019 mainly due to the reclassification from legal fees ($ 63,154) to professional services.

During the quarter ended September 30, 2020, the Company incurred travel expenses in the amount of $61,983 (September 30, 2019 – $24,503) related to an adjustment on expenses that were not reported in the quarter ending March 31, 2020.

During the quarter ended September 30, 2020, the Company recorded $409,992 in unrealized foreign exchange loss due to differences in functional and presentation currency which has been booked to accumulated other comprehensive loss. The Company’s presentation currency is the Canadian Dollar. The functional currency of each of the entities included in the consolidated group is as follows: Tower One Wireless Corp. Canadian Dollar; Tower Three and Innervisions is the Colombian Peso; Evolution Technology S.A. and Tower 3 is the Argentina Peso; TCTS is the US Dollar; and Tower One Wireless Mexico SA de CV is the Mexican Peso.

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i.	Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;

ii.	Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and

iii.	All resulting exchange differences are recognized in other comprehensive income.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:
i.
All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the most recent statement of financial position, except that

ii.	When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 – Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

1.5    Liquidity and Capital Resources

As at September 30, 2020, the Company has total assets of $9,973,575, cash of $125,780 and a negative working capital from operations of $17,260,202. The increase in working capital compared to the previous quarter is primarily due to the decrease of advances from customers that were applied against the revenue for the 28 towers sold in Mexico in addition Bond payable was transferred from Non-Current Liabilities to Current Liabilities.

During the nine months period ended September 30, 2020, the Company received $1,258,391 from operating activities compared to the $733,038 used in operating activities during the nine months period ended September 30, 2019, due to the sale of towers in Mexico.

During the nine months period ended September 30, 2020, the Company received cash from bonds payable of $nil, loans of $ 985,052, loans from related parties of $ 399,731; repaid convertible debt for $745,000.

At September 30, 2020 and 2019, share capital was $16,876,382 comprising 94,103,732 issued and outstanding common shares.

At present, the Company’s operations generate minimal cash inflows and its financial success after September 30, 2020 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations of building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short-term and long term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6	Share Capital
As at September 30, 2020, the Company had 94,103,732 common shares issued and outstanding.

1.7	Share Purchase Warrants

As at September 30, 2020, the Company had 31,503,156 warrants issued and outstanding.

1.8	Stock Options

As at September 30, 2020, the Company had 1,275,000 stock options issued and outstanding of which all the options are exercisable.

1.9	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

1.10	Transactions with Related Parties

Loans payable to related parties include loans and advances received from related individuals and companies. As at September 30, 2020 and December 31, 2019, the Company has the following loan balances with related parties:

September 30,	December 31,
2020	2019	Currency	Rate		Terms
$			$	%
4,134,124	4,047,119	US$		12% - 18%	Unsecured, due on demand
17,296	-	Colombian Pesos		0%	Unsecured, due on demand
-	13,068	Argentinian Pesos		18%	Unsecured, due on demand
4,151,420	4,060,187

During the quarter ended September 30, 2020, the Company has incurred interest expense of $124,709 (US$93,805) in connection with the related party loans noted above

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in US$):
	Nine months period ended
	September 30, 2020		September 30, 2019
	$		$
Consulting fees paid to the CEO		198,000		198,000
Consulting fees paid to the COO		153,000		153,000
Consulting fees paid to the CFO		153,000		153,000
		504,000		504,000

1.11   Subsequent Events

•
In October 2020, the Company’s subsidiary in Colombia received COP 2,130,633,223 (USD 583,735) from an individual investor as short-term debt. The proceeds were used for the construction of new towers in Colombia and to repay USD 160,000 related to an unsecured short-term financing.

•	During the months of October and November 2020, the company received several assignments for the construction of new towers from different MNOs in Colombia and México.

1.12     Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2019.
The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the period ended December 31, 2019.
The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements:

•	Loss per Share
•	Revenue recognition
•	Foreign currency translation
•	Property and equipment
•	Intangible asset
•	Impairment
•	Share Capital
•	Share-based payments
•	Income taxes
•	Provisions
•	Financial Instruments
•	IFRS-16 Leases (implemented in 2019)

The mandatory adoption of IFRS 16 on January 1, 2019 resulted in increase to the Company’s assets and liabilities from the initial recognition of a right-of-use asset and lease liability of $1,374,800.

1.13	Financial Instruments and Other Instruments
As at September 30, 2020, the Company’s financial instruments consist of cash, amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.
•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.
Cash is measured using level 1 fair value inputs.  The carrying values of the amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable and lease liabilities is classified as level 3.
The Company is exposed to varying degrees to a variety of financial instrument related risks:
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.
With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,085,114 (2019 - $1,808,397). Accounts receivable are shown net of provision of credit losses of $127,053 (2019 - $179,868)
Interest rate risk
Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.  The Company uses cash to settle its financial obligations as they fall due.  The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company’s financial liabilities as at September 30, 2020 based on the undiscounted contractual cash flows:
	Carrying amount		Contractual cash flows		Less than 1 year		1 - 3 years		4 - 5 years		After 5 years
	$		$		$		$		$		$
Accounts payable and accrued liabilities		2,722,974		2,722,974		2,722,974		-		-		-
Interest payable		706,220		706,220		706,220		-		-		-
Convertible debentures		-		-		-		-		-		-
Loans payable		1,859,540		1,859,540		1,859,540		-		-		-
Loans from related parties		4,151,420		4,151,420		4,151,420		-		-		-
Bonds payable		1,787,351		1,787,351		-		1,787,351		-		-
Lease liability		1,716,257		5,587,147		197,853		1,801,543		1,169,009		2,418,742
Total		12,780,505		16,651,395		9,474,750		3,588,894		1,169,009		2,418,742

The Company has a working capital deficiency as of September 30, 2020 of $17,260,202. Customer deposits consist of funds received from customers in advance of towers sold. As of September 30, 2020, the Company has a balance of $5,829,708 (2019 – $8,526,085) in customer deposits, the decreased is related to the towers sold in Mexico.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso US dollars or Mexican Peso could have a material adverse effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At September 30, 2020, the Company had the following financial instruments denominated in foreign currencies:

	Argentina Pesos		Colombian Pesos		Mexican Pesos		United States Dollars		Total
	$		$		$		$		$
Cash		25,698		82,655		1,073		(4,103)		105,323
Amounts receivable		162,853		138,893		106,915		18,729		427,390
Accounts payable and accrued liabilities		(240,089)		(439,631)		(699,910)		(120,337)		(1,499,967)
Customer deposits		-		(4,779,445)		(1,050,263)		-		(5,829,708)
Interest payable		-		(7,307)		-		-		(7,307)
Lease liability		(431,854)		(951,154)		(280,735)		-		(1,663,743)
Loans payable		-		-		-		-		-
Loans from related parties		-		-		-		-		-
Net		(483,392)		(5,955,989)		(1,922,920)		(105,711)		(8,468,012)

1.14   Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Significant areas requiring the use of management estimates include the following:

(i) Intangible Assets – useful lives

The Company records intangible assets purchased in a business combination at their fair value.  Determining fair value requires management to use estimates that could be material.  Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses.  Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 18. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(iii) Property and Equipment – useful lives

Amortization is recorded on a declining balance basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in similar economic environment.

v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation. At September 30, 2020, the Company has an allowance for doubtful accounts of $127,053 (at December 31 2019 - $179,868).

vi) Discount rate used for convertible debentures

The carrying value of the convertible debentures is subject to management’s estimates in determining an appropriate discount rate based on similar instruments with no conversion features.

vii) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

viii) Fair value of assets acquired in a business combination

The determination of fair value of assets acquired requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of the assets acquired require judgment and include estimates of future cash flows.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv) Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available.  If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(vi) Asset held-for-sale and discontinued operations

 Judgment is required in determining whether an asset meets the criteria for classification as “assets held for sale” in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected timeframe of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(vii) Property and Equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(viii) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

(ix) Application of IFRS 16

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

(x) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the amended terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities

1.15 Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 94,103,732 common shares issued and outstanding.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse effect on the Company.
The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.
The Company has incurred a net loss for the quarter ended September 30, 2020 of $1,858,471 and has a deficit of $25,492,478. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.
Since March 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.